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                             March 1, 2021

       Thomas Bartrum
       General Counsel
       Privia Health Group, Inc.
       950 N. Glebe Rd., Suite 700
       Arlington, VA 22203

                                                        Re: Privia Health
Group, Inc.
                                                            Amendment 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
16, 2021
                                                            CIK No. 0001759655

       Dear Mr. Bartrum:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS S-1 Amendment #1 filed February 16, 2021

       Prospectus Summary, page 1

   1. We note your response to our prior comment 4 and reissue it in part. Please disclose the revenue and net income
(loss) generated by your owned subsidiaries and the same for your non-owned
affiliates.
   2. We note your response to our prior comment 7 and reissue it in part. Please include in your Prospectus Summary
an overview of the competitive landscape. Expand your Risk
                                                        Factors summary as
necessary to include this information.
 Thomas Bartrum
Privia Health Group, Inc.
March 1, 2021
Page 2
Technology and Population Health, page 7

3. We note your response to our prior comment 8 and reissue it. Please modify your graphic here to ensure that all text is legible. Please make such adjustments throughout your filing as necessary.
Case Studies, page 123

4. We note your response to our prior comment 18. Please revise your disclosure to include the substance of your response.
Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies Revenue Recogntion, page F-13

5. We note your revised disclosures for the principal or agent consideration with respect to
      FFS-patient care revenue. Please explain to us, and revise if necessary, how you have considered the risk of loss in your analysis, including the following:

             How you structure your compensation arrangements with physicians associated with your owned medical groups, who are also the minority owners of these medical groups. In that regard, we note the disclosure that you set reimbursement rates and physician and practice expense consists primarily of physician guarantee payments and costs to run the practices that provide medical services and this expense is typically a percentage of revenue or fixed cost based on a range of revenue.
             Who bears the risk of loss related to payments from governmental, commercial or patient payers.
             Who is responsible for any losses at the physician practices.

       You may contact Li Xiao at (202) 551-4391 or Brian Cascio at (202) 551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Chris Edwards at (202) 551-6761 with any other questions.



                                                            Sincerely,
FirstName LastNameThomas Bartrum
                                                            Division of
Corporation Finance
Comapany NamePrivia Health Group, Inc.
                                                            Office of Life
Sciences
March 1, 2021 Page 2
cc:       Richard Truesdell
FirstName LastName